# FinTron, Inc.



Annual Report

2021

# Annual Report 2021

Throughout this document, mentions of FinTron, Inc. refer to FinTron, Inc., a Corporation formed on January 14th, 2022 in Delaware (the "Company"). The Company's physical address is 201 Broad Street Floor 6 Suite 604 - Stamford, CT - 06901.

You may contact the Company by emailing adam@fintron.co. This annual report is posted on the Company's website, https://www.fintroninvest.com/home. The Company may provide additional, occasional updates to investors via Netcapital.com.

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# Questions and Answers

**1. What is the legal status (including its form of organization, jurisdiction in which it is organized, and date of organization), physical address, and website of the Company? (§ 227.201(a))**

FinTron, Inc. ("FinTron, Inc." or "Company") is a corporation formed on January 14th, 2022, in Delaware. The Company's physical address is 201 Broad Street Floor 6 Suite 604 - Stamford, CT - 06901. The Company's website may be accessed at https://www.fintroninvest.com/home.

**2. What are the names of the directors and officers (and any persons occupying a similar status or performing a similar function) of the Company, all positions, and offices with the Company held by such persons, the period of time in which such persons served in the position or office and their business experience during the past three years, including each person's principal occupation and employment, including whether any officer is employed by another employer; and the name and principal business of any corporation or other organization in which such occupation and employment took place? For purposes of this question, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions. (§ 227.201(b))**

## Wilder Rumpf

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| 09/22/2017 - Present | Founder, CEO, Chairman & President | |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|

| | | |
|---|---|---|
| 09/22/2017 - 03/24/2022 | Founder, CEO, Chairman & President | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Founder, CEO, Chairman & President | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 01/01/2015 - 01/01/2019 | Preferred Pool Management | NY Regional Manager |

## Frederick Warren

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| 12/16/2020 - Present | Board Director | |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 12/16/2020 - 03/24/2022 | Board of Managers | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Board Director | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 01/01/2002 - Present | Sage Venture Partners | Founder/CEO |

## Steve Forbes

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| 02/02/2021 - Present | Board Director | |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 02/02/2021 - 03/24/2022 | Board of Managers | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Board Director | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 01/01/2020 - Present | Exemplar Companies Inc. | Managing Director |
| 01/01/2020 - Present | Forbes Law LLC | Founding Partner |
| 04/10/1998 - 01/01/2020 | SASM & Flom LLP and Affiliates | Counsel |

# Andrew Szabo

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 09/01/2019 - 03/24/2022 | Chief Compliance Officer | |

Positions with FinTron, Inc.

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Chief Compliance Officer | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 01/01/2003 - Present | Greenwich Financial Management | Managing Director |
| 01/01/2019 - Present | Exemplar Capital | Managing Director |

## Matthew Fatse

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 01/01/2018 - 03/24/2022 | Chief Operations Officer | |

Positions with FinTron, Inc.

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Chief Operations Officer | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
| --- | --- | --- |
| 01/01/2011 - Present | Monroe Family & Reconstructive Dentistry | Office Assistance |

# Jacob Tomanelli

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
| --- | --- | --- |
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
| --- | --- | --- |
| 01/12/2021 - 03/24/2022 | VP of Marketing | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
| --- | --- | --- |
| 03/24/2022 - Present | VP of Marketing | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
| --- | --- | --- |

| 05/01/2020 - 01/01/2021 | Guidehouse | Investigator: Anti-Money Laundering |
|---|---|---|
| 09/01/2016 - 05/01/2021 | National College Federal Reserve Challenge | Chair, Research and, Presenter |

# Myja Gary

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 07/24/2020 - 03/24/2022 | Public Relations Agent | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Public Relations Agent | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|

| | | |
|---|---|---|
| 12/01/2019 - 12/01/2020 | Microsoft | Communications Manager |
| 09/01/2018 - 06/01/2021 | University of Maryland | Communications Specialist |
| 09/01/2016 - 09/01/2018 | ANN INC | Event Marketing Manager |
| 01/01/2021 - Present | Zoom | Internal Communications Leader |

## Richard Feldman

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/11/2021 - 03/24/2022 | CFO | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | CFO | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|

| 06/01/2011 - Present | Maven Strategic Solutions LLC | Outsourced Chief Financial Officer & FINOP |
|---|---|---|

# Kristina DiNardo

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 10/01/2020 - 03/24/2022 | Director of Human Resources | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Director of Human Resources | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 06/01/2018 - 05/01/2020 | Sacred Heart University | Office Administrative Assistant |
| 04/01/2019 - 09/01/2019 | AFLAC | Sales and Marketing Intern |

# Adam Pulcyn

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 09/01/2021 - 03/18/2022 | Chief Administrative Officer | |
| 01/01/2019 - 09/01/2021 | Support Staff Director | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Chief Administrative Officer | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 01/01/2019 - 03/01/2019 | Cutco Vector Marketing | Director of Sales |
| 06/01/2018 - 08/01/2018 | Anderson Corp. Window & Patio Door Installer | Sales Representative |

# Blaise Kirby

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
| --- | --- | --- |
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
| --- | --- | --- |
| 05/03/2021 - 03/24/2022 | VP of Operations | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
| --- | --- | --- |
| 03/24/2022 - Present | VP of Operations | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
| --- | --- | --- |
| 01/01/2019 - 04/01/2021 | Wells Fargo | Portfolio Account Manager |
| 05/01/2017 - 01/01/2018 | Northwestern Mutual | College Financial Representative |

# Hamdan Ahmed

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 06/09/2021 - 03/24/2022 | Full-Stack Developer | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Full-Stack Developer | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 07/01/2020 – 06/01/2021 | Cerner Corporation | Software Engineer |
| 01/01/2020 - 05/01/2020 | City of Geneva | Software Developer |

## Gregory Ryan

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 02/21/2022 | Frontend Developer | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Frontend Developer | |

*Business Experience*

| Dates | Organization | Title, Principal Business, and Responsibilities |
|---|---|---|
| 07/01/2019-03/01/2021 | Medacist | Full Stack Engineer |

## John Arku

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/07/2022-03/24/2022 | Media Director | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|
| 03/24/2022 - Present | Media Director | |

# Nathaniel Rumpf

*Board positions with FinTron, Inc.*

| Dates | Position | Principal Occupation |
|---|---|---|
| N/A | N/A | N/A |

*Positions with FinTron, LLC*

| Dates | Position | Responsibilities |
|---|---|---|
| 10/28/2021 - 03/24/2022 | Analyst | |

*Positions with FinTron, Inc.*

| Dates | Position | Responsibilities |
|---|---|---|

| 03/24/2022 - Present | Analyst |
| --- | --- |

**3. What is the name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is a beneficial owner of 20 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power? (§ 227.201(c) and portions of § 227.201(m))**

As of January 2022, Wilder Rumpf owns 2,941,959 shares of Common Stock, representing a voting power of 26.75%.

**4. Describe the business of the Company and the anticipated business plan of the Company. (§ 227.201(d))**

FinTron, Inc. (formerly FinTron, LLC) is the holding company and 100% owner of the subsidiary firms, FinTron Invest LLC and FinTron Technologies, LLC. FinTron Invest LLC is a digital financial service broker-dealer (Member FINRA, SIPC). FinTron Invest LLC aims to provide premium investing and budgeting products, and anticipates offering Robo products to retail investors with an emphasis on education. FinTron, Inc. intends to offer White Labeled Neo Banking products. With a $0 subscription fee model, FinTron, Inc. aims to provide crypto offerings through FinTron Technologies, LLC - the subsidiary launched to house the Firms anticipated crypto branch, backed by APEX Crypto, LLC. Furthermore, FinTron Invest, LLC aims to provide fully SIPC insured brokerage accounts backed by APEX Clearing Corp, 2,000+ fractional securities (stocks/ETFs), recurring investments, master / meal saving tools, and educational features. FinTron, Inc., intends to offer educational services through FinTronU (a simulated stock trading game), a platform that is currently being utilized by educational institutions (colleges/high schools), and by youths.

Our Mission: Promote the personal finances of the mobile generation through better education, affordable and accessible products, and give-back programs.

Although the financial services industry is highly competitive, we believe we may offer many advantages:

We intend to provide, through our subsidiary, FinTron Invest, LLC, the broadest range of fractional shares of securities (2,000+ stocks/ETFs) in which our clients may invest, including all of the stocks in the S&P 500, DOW 30, and NASDAQ 100.

In-line with our philanthropic mission, we plan on providing a percentage of our net profits, through FinTron, Inc., to help establish financial literacy / personal finance programs in the pursuit of bridging the financial literacy gap, ultimately, allowing individuals to take charge of their own financial freedom.

To date, we have made significant progress. Our software platform is 100% completed and we officially launched to the Apple App Store in March, 2021. (periodic tweaks and feature adjustments will be prominent throughout the lifetime of the application). We currently have over 11,000 thousand individuals utilizing our application in the live production environment. Furthermore, we have over 2,500 users on our simulated trading platform - FinTronU, which is being administered in classrooms across the country. FinTron Invest, LLC received its decision letter and was granted FINRA membership on November 25th, 2020. The investing application offered through FinTron Invest, LLC as well as our gamified investing trading platform, offered through FinTron, Inc., is live for users. Our informational website site may be found at www.fintroninvest.com and our paper trading (simulated trading) site @ www.fintronu.com.

Partners:

FinTron, Inc., FinTron Invest, LLC, and FinTron Technologies, LLC have multiple institutional partners:

FinTron Invest LLC has executed a 3-year contract with APEX Clearing to provide clearing services, back-office services, and various account features/licensing such as retirement accounts, fractional share facilitation (fractional dollar-cost orders). Our contract also covers options trading, fixed income trading, and algorithmic trading (subsequent offerings not offered in the MVP product).

FinTron Technologies, LLC (the 100% wholly-owned subsidiary of FinTron, Inc.) has executed a 2-year contract with Apex Crypto, LLC (with an additional 1-year auto-renewal unless a termination notice is issued by either party) to provide cryptocurrency trading and custody services. Subsequent to the services listed above, Apex Crypto, LLC will also provide all applicable back-office services, account opening support, and client statement dissemination as it relates to FinTron Technologies, LLC's (the 100% wholly-owned subsidiary of FinTron, Inc.) anticipated crypto-offering. Our contract may also cover foreign customer accounts.

FinTron, LLC (now FinTron, Inc.) has executed a 3-year contract with Plaid, Inc. to provide API Services for the linkage and connectivity between financial institutions (credit unions, banking providers, etc) to the FinTron Invest Mobile Application. Plaid facilitates the backend communication between all partnered banking institutions, allowing FinTron Invest LLC's users to initiate ACH transfers to and from their FinTron Invest account.

FinTron, Inc., FinTron Invest LLC, and FinTron Technologies, LLC, notably, are neither a depository institution nor a clearing firm, but rather outsources each of these functions, and this fact is thoroughly disclosed in our advertising materials and our Customer Agreement.

Problem:

- An estimated 66% of people aged 18 to 29 and 65% of people aged 30 to 39 say investing in the stock market is scary or intimidating.
- 59% of the Mobile Generation have not yet opened a brokerage account nor engaged a financial advisor.

- Only approximately 23% of millennials prefer investing to cash.
- Approximately 40% of millennials have had absolutely no investment exposure.
- Tuition debt has delayed new potential investors.
- Unchecked discretionary spending has resulted in approximately 46% of millennials having no money in their savings accounts, yet they're spending an estimated $6,000 on frivolous expenses each year.
- Major financial institutions have difficulties acquiring millennial users.

Target Market:

Our target market is comprised of Gen Y(millennials) and Gen Z, which we coined the "Mobile Generation". There are a total of approximately 90 million users within our target demographic of which around 41% have been penetrated by major competitors. This leaves a serviceable target market of roughly 40% (or 36 million reachable clients).

The target market includes:

- Urban areas with a high concentration of millennials.
- Millennials aged 25-34 years old.
- Employed Mobile Gens earning $50k+ annual salary.
- Mature millennials entering "adulthood."
- Millennials who have accumulated small to moderate amounts of savings and are eager to begin investing in the future.
- The roughly 40 million millennials aged 25-34 whose median earning is $975/week, $50,700/year.
- New investors.
- Those with a "do it yourself" mindset
- Electronic bank users
- First-time partners & homeowners.

Marketing Plan:

Currently, we are utilizing digital media and social media influencer partnerships as our main forms of marketing. Our digital media strategy encompasses the main conglomerate social media platforms such as Instagram, Twitter, LinkedIn, Facebook, TikTok, Snapchat, and YouTube.

- As we are post-launch, our objective is to create an active promoter community by building trust and transparency with our users and target market.
- Our strategy is to build a strong referral network, including increasing our ratings and reviews on the Apple Store, among other places.
- The main tactics to support our growth and execution of the FinTron GTM strategy is to build a strong foundation with influencers, brand ambassadors, and various financial networks

(including educational institutions utilizing FinTronU), in addition to expanding upon our current owned communications.

We intend to satisfy the needs of the young adult. The size of this market is substantial, with the latest census data putting the 25-34-year-old segment of the U.S population at roughly 40 million, and the expanded 18-45 at nearly 120 million. Our initial goal is to bring .4% - .8% of this market onto our platform in the first two years, and a further 1%-3% over the subsequent year. We believe that we have the IT capability to scale for any increase in clientele. However, our ambitions are not limited to the 25-34-year-old market. As our loyal users make astute choices, using our tools, and including increasing their rates of marginal saving, we intend (having gotten this sound foothold) to make these into lifetime clients.

Customer Acquisition Model: Digital Media and PR around our philanthropic endeavors.

● Paid Media: (approximately 80%) We aim to reach our customers digitally through paid and homegrown fifteen-second ads utilizing Instagram, Snapchat, TikTok, Twitter, Facebook, Podcasts, Blogs, and Influencers to reach.
● Owned: (approximately 10%) Through our owned social media marketing including Instagram, Blogs, fifteen-second ads, and Podcasts in focal locations. Focal locations include Los Angeles, Chicago, Houston, Phoenix, San Diego, New York.
● Earned: (approximately 10%) Conversions through our simulated investing game (2,000+ beta users). Conversions from our referral program. Publicity from our philanthropic efforts, sales online via Apple App store.

FinTron Invest, LLC launched its referral program at the end of December 2021. The launch contributed to an increase in signups and is a testament to FinTron Invest, LLC's ability to unify its technology development and marketing efforts to create great products and experiences.

### 5. How many employees does the Company currently have? (§ 227.201(e))

FinTron, Inc. currently has 12 full-time employees

### 6. Discuss the material factors that make an investment in the Company speculative or risky. (§ 227.201(f))

1. Unexpected one-time costs (Operational/Development). The Company's management anticipates it can use reasonable efforts to assess, predict, and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies, or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to sustained losses.

2. An unexpected resignation or absence of key, principal personnel notably; our CEO, CCO, COO, CTO, CAO, or Directors. Our future business and results of operations depend in significant part upon the continued contributions of our CEO and the founding team. If we lose those services or if he fails to

perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the development of our business plan and harm our business. In addition, the loss of any other member of the Board of Directors or Executive Officers could harm the Company's business, financial condition, cash flow, and results of operations.

3. A concurrent, systematic failure of our web services providers. While the odds are low, there is always the chance that our web providers may concurrently shut down. We take frequent, intraday backups of our systems and databases so we can always reboot and resume business as usual, however, during a severe, concurrent system failure of our web providers, we will temporarily be unable to provide our services.

4. Major health epidemics, such as the outbreak caused by a coronavirus (COVID-19), and other outbreaks or unforeseen or catastrophic events could disrupt and adversely affect our operations, financial condition, and business. The United States and other countries have experienced and may experience in the future, major health epidemics related to viruses, other pathogens, and other unforeseen or catastrophic events, including natural disasters, extreme weather events, power loss, acts of war, and terrorist attacks. For example, there was an outbreak of COVID-19, a novel virus, which has spread to the United States and other countries and declared a global pandemic. The global spread of COVID-19 has created significant volatility and uncertainty in financial markets. Although COVID-19 is currently not material to our results of operations, there is significant uncertainty relating to the potential impact of COVID-19 on our business. The extent to which COVID-19 impacts our current capital raise and our ability to obtain future financing, as well as our results of operations and financial condition, generally, will depend on future developments which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions taken by governments and private businesses to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 continue for an extensive period of time, our business, results of operations, and financial condition may be materially adversely affected.

5. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company.

6. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point, the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

7. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of trade secrets, confidentiality agreements, and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

8. The broker-dealer subsidiary (FinTron Invest LLC) is subject to regulation by the SEC and FINRA. FinTron Invest LLC must rigorously maintain compliance procedures in order to maintain its right to operate as a broker-dealer under law.

9. Incompleteness of information; investor due diligence required. This Company Profile contains selected information about the Company and does not purport to be all-inclusive. The Company materials do not contain all the information that may be required to evaluate an investment in the Company. The delivery of the Company materials does not imply that the information contained herein is correct as of any time after its release date. No reliance should be placed on the information and no representation or warranty, express or implied is made by FinTron, Inc., and (or) its subsidiaries and (or) affiliates, or any of its respective directors or employees or any other person, and no liability whatsoever is accepted by any such person, in relation thereto. Further due diligence by investors is required before making any definitive commitments. Potential investors should consult with their professional advisers with respect to legal and financial matters, as well as federal, state, and local tax consequences of an investment in the Company. This deck does not contain any terms of offering nor sources and uses of funds; for more expanded materials, please contact representatives of the Managing Broker-Dealer, as listed below on the next page.

10. Forward-looking statements. This Company Profile contains financial projections as well as references to potential future events, possible outcomes, and projected growth (known as "forward-looking statements" under federal securities law). Readers are cautioned not to assume that the forward-looking statements will prove true. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks, and uncertainties, contributing to the possibility that the forward-looking statements and projections may miss the mark; this may cause the Company's actual performance and financial results in future periods to differ materially from the forward-looking statements and projections.

11. High degree of risk. The purchase of securities involves a high degree of risk. You should carefully review the investment risks in the applicable offering documents prior to making an investment. FinTron, Inc. is a Delaware Corporation. Investors in early-stage companies should be aware that their investment may be impaired, or even rendered worthless, by exposure to numerous risks, including but not limited to (not in rank order of likelihood): litigation; mistakes in strategy and tactics; shortcomings in management execution; eclipse by competitors; failures in protection of intellectual property; difficulties in financing; equity dilution; loss of key personnel; incidents of epidemic disease, war, mass

violence, and natural or man-made disasters; macro- and micro-economic setbacks; operational difficulties; infrastructure failures; and technological risks.

12. Regulatory disclosures. The success of FinTron, Inc. and FinTron Invest, LLC is heavily dependent upon an effective internal compliance program. Regulators of relevance in this respect include (but are not limited to) the SEC, FINRA, SIPC, the US Treasury, the Comptroller of the Currency, the US Department of Labor, the US Department of Justice, and the securities divisions and other administrative departments of each state in which FinTron Invest, LLC is registered as a broker-dealer.

13. Our ability to succeed depends on how successful we will be in our fundraising effort. We plan to diversify fund-raising beyond this campaign, in order to use resources to build the necessary business infrastructure to be successful in the long term. In the event of competitors being better capitalized than we are, that would give them a significant advantage in marketing and operations.

14. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering.

15. Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

16. The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early. The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum

Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

17. The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering. Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

18. The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

19. Investors will not be entitled to any inspection or information rights other than those required by Regulation CF. Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

20. The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings. Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

21. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

22. There is no present public market for these Securities and we have arbitrarily set the price. The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

23. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

24. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR T O MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

**7. Describe the ownership and capital structure of the Company, including: the terms of the securities being offered and each other class of security of the Company, including the number of securities being offered and/or outstanding, whether or not such securities have voting rights, any limitations on such voting rights, how the terms of the securities being offered may be modified and a summary of the differences between such securities and each other class of security of the Company, and how the rights of the securities being offered may be materially limited, diluted or qualified by the rights of any other class of security of the Company. (portions of § 227.201(m))**

| Class of security | Amount authorized | Amount outstanding | Voting rights | Other terms |
|---|---|---|---|---|
| Preferred Stock | 5,546,782 | 5,544,380 | Yes | Liquidation Rights |
| Common Stock | 16,875,958 | 8,911,928 | Yes | |
| Warranted Shares (Unvested) | | | | |

Those investors that participated in our offering via Netcapital have given their voting rights to a record owner, who will exercise the voting rights on behalf of all shareholders who purchased shares on the Netcapital Crowdfunding portal.

The securities were issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for investors pursuant to the record ownership and voting agreement that all investors entered into in connection with the purchase of common stock (formerly units) on Netcapital.

**8. Describe how the exercise of rights held by the principal shareholders of the Company could affect the purchasers of the securities being offered. (portions of § 227.201(m))**

There are no exercise rights held by the principal shareholders that would materially affect the current investors that participated in our Netcapital offering.

As the holder of a majority of the voting rights in the Company, our majority shareholder may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

**9. Describe how the securities are being valued, and examples of methods for how such securities may be valued by the Company in the future, including during subsequent corporate actions. (portions of § 227.201(m))**

FinTron, Inc. (the "Company") has undergone a 409(a) Valuation to value its shares. Subsequent 409(A) valuations may be performed at the Company's discretion and during any material change such as but not limited to, a financing round that may alter the Company's valuation.

**10. Describe the risks to purchasers of the securities relating to minority ownership in the Company and the risks associated with corporate actions including additional issuances of securities, Company repurchases of securities, a sale of the Company or of assets of the issuer, or transactions with related parties (portions of § 227.201(m))**

As a minority owner of FinTron, Inc., investors do not have a definitive say in terms of business decisions.

Those investors who purchased common stock through Netcapital have a minority ownership in FinTron, Inc. and will be subject to the same risks as any investor with a minority stake in the company. Principally, minority investors will not have sufficient voting rights required to influence company direction at their discretion.

Corporate actions such as issuance of additional securities or repurchase of securities could influence the share price of securities held by Netcapital investors to decrease or increase respectively. Fluctuations in company valuation could similarly occur and positively or adversely impact Netcapital investors. Similarly, a sale of the issuer or assets of the issuer would signal a distribution of funds in relation to the securities held by the individual and the liquidation preferences of said securities.

**11. Describe the restrictions on transfer of the securities, as set forth in § 227.501. (portions of § 227.201(m))**

The securities issued in a transaction exempt from registration pursuant to Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with Section 4A of the Securities Act (15 U.S.C. 77d-1) and this part through Netcapital may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to Section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: to the issuer of the securities; to an accredited investor; as part of an offering registered with the Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances. For purposes of this paragraph, the term "accredited investor" shall mean any person who comes within any of the categories set forth in § 230.501(a) of this Chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. For purposes of this paragraph, the term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in- law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph, the term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. C

**12. Describe the material terms of any indebtedness of the Company, including the amount, interest rate, maturity date and any other material terms. (§ 227.201(p))**

| Creditor(s) | Amount Outstanding | Interest Rate | Maturity Date |
|---|---|---|---|
| N/A | N/A | N/A | N/A |

**13. Describe exempt offerings conducted within the past three years. In providing a description of any prior exempt offerings, disclose: the date of the offering; the offering exemption relied upon; the type of securities offered; and the amount of securities sold and the use of proceeds. (§ 227.201(q))**

| Date of Offering | Securities Offered | Amount Sold | Exemption | Use of Proceeds |
|---|---|---|---|---|
| 10/2019 | Debt | $113,000 | Reg. D, Rule 506(b) | |
| 10/2019 | Debt | $10,000 | Reg. D, Rule 506(c) | |
| 10/2019 | Common Stock | $58,281 | Reg. D, Rule 506(b) | |
| 04/2020 | Debt | $96,400 | Reg. D, Rule 506(b) | |
| 06/2020 | Common Stock | $6,010 | Reg. D, Rule 506(c) | |
| 06/2020 | Common Stock | $25,000 | Reg. D, Rule 506(b) | |
| 06/2020 | Debt | $113,000 | Reg. D, Rule 506(b) | |
| 11/2020 | Debt | $160,500 | Reg. D, Rule 506(c) | |
| 12/2020 | Debt | $125,000 | Reg. D, Rule 506(c) | |

| | | | |
|---|---|---|---|
| 12/2020 | Common Stock | $27,564 | Reg. D, Rule 506(c) |
| 12/2020 | Common Stock | $68,583 | Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6)) |
| 02/2021 | Preferred Stock Membership Units | $800,000 | Reg. D, Rule 506(c) |
| 07/2021 | Common Stock | $246,235 | Reg. D, Rule 506(c) |
| 07/2021 | Preferred Stock | $900,000 | Reg. D, Rule 506(c) |
| 02/2022 | Common Stock | $35,958 | Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6)) |
| 11/2021 | Debt (to be converted to Preferred Stock) | $675,000 | Reg. D, Rule 506(c) |
| 02/2022 | Common Stock | $35,958 | Reg. CF (Crowdfunding, Title III of JOBS Act, Section 4(a)(6)) |
| 04/2022 | Preferred Stock | $5,695,000 | Reg. D, Rule 506(c) |

**14. Describe any transaction since the beginning of the Company's last fiscal year, or any currently proposed transaction, to which the Company was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the Company seeks to raise in the current offering under section 4(a)(6) of the Securities Act, in which any of the following persons had or is to have a direct or indirect material interest: any director or officer of the issuer; any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; if the Company was incorporated or organized within the past three years, any promoter of the Company; or any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse. For each transaction identified, disclose the name of the specified person and state his or her relationship to the Company, and the nature and, where practicable, the approximate amount of his or her interest in the transaction. The amount of such interest shall be computed without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, the approximate amount involved in the transaction shall be disclosed. A transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships. (§ 227.201(r))**

Does not apply

**15. Discuss the Company's financial condition, including, to the extent material, liquidity, capital resources and historical results of operations. The discussion must cover each period for which financial statements of the Company are provided. A Company also must include a discussion of any material changes or trends known to management in the financial condition and results of operations of the Company subsequent to the period for which financial statements are provided. For companies with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For companies with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Companies should take into account the proceeds of the offering and any other known or pending sources of capital. Companies also should discuss how the proceeds from the offering will affect the Company's liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the Company anticipates using its available cash. In addition, companies should describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the company in this question refer to the company and its predecessors, if any. (§ 227.201(s))**

FinTron, LLC was formed on 09/22/2017 under the applicable laws and regulations within the State of New York. FinTron, LLC underwent a C-Corp conversion to form FinTron, Inc. on 01/14/2022 in the State of Delaware. In connection with this conversion, all existing membership units were converted to shares of Common or Preferred stock on a pro-rata basis.

FinTron, Inc. is the holding company and 100% whole-owner of the subsidiary firm, FinTron Invest, LLC. FinTron Invest, LLC is a digital financial service broker-dealer (Member FINRA, SIPC). FinTron Invest LLC aims to provide premium investing and budgeting products to retail investors with an emphasis on education. FinTron, Inc. is also the holding company and 100% whole-owner of FinTron Technologies, LLC - the Crypto arm of the Company launched to house it's anticipated Crypto offerings.

In the year ended on December 31, 2021, the Company generated $19,328 in revenue and netted $2,461,457 in operating expenses, subsequently resulting in a $2,442,457 loss. In the year ended on December 31, 2020, the Company's operating expenses amounted to $279,880, resulting in a $245,347 net loss.

In the year ended on December 31, 2021, the Company was able to raise $2,406,235 (of which $1,700,000 was raised through Sage Venture Partners for the Company's Series Seed Financing Round) for operational and development expenses.

To date, the Company has successfully concluded its Series A Financing Round with a total raise of $6,470,000, bringing its all-time total raise to nearly $10,000,000. The Company's Series A Financing Round was led by Sage Venture Partners and notably included strategic investors - Webster Financial Corporation, Connecticut Innovations, and AUA Capital Management, LLC (including its funding branch – Miramar Alternatives Fund).

**16. Provide financial statements (balance sheets, statements of comprehensive income, statements of cash flows, statements of changes in stockholders' equity and notes to the financial statements) for the two most recent fiscal periods prepared in accordance with United States Generally Accepted Accounting Principles. If any of the financial statements have been audited by an independent accountant, provide those statements. If any of the financial statements have been reviewed but not audited by an independent accountant, provide those statements. Label statements "unaudited" if they have not been audited. (portions of § 227.201(t))**

Please refer to the financial statements in this Annual Report. A subsequent section in this document provides the principal executive officer's certification of the financial statements.

# Ongoing Reporting Requirements

FinTron, Inc. has complied with the ongoing reporting requirements specified in Rule 202 of Regulation Crowdfunding (§ 227.202).

FinTron, Inc. will file a report electronically with the SEC annually and post the report on its web site (https://www.fintroninvest.com/home) no later than 120 days after the end of each fiscal year covered by the report.

DocuSigned by:
Wilder Rumpf
2122D39F001249B...

I, ______ ("Full name") certify that:

(1) the financial statements of Fintron, Inc. ("Company name") included in this Form are true andcomplete in all material respects; and

(2) the tax return information of Fintron, Inc. ("Company name") included in this Form reflects accurately the information reported on the tax return for Fintron, Inc. ("Company name") filed for thefiscal year ended 12/31/2021.

---

Full name: Wilder Rumpf

Position: President and CEO

Date: 5/17/2022

—

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**FINTRON LLC AND SUBSIDIARY**

Consolidated Financial Statements

Year Ended December 31, 2021

(unaudited)

**FinTron LLC and Subsidiary**
**Consolidated Financial Statements Index**
**Year Ended December 31, 2021**
**(unaudited)**

**FinTron LLC and Subsidiary**
**Consolidated Balance Sheet**
**December 31, 2021**
**(Unaudited)**

**ASSETS**

Current Assets:

| | | |
|---|---|---:|
| Cash | $ | 174,771 |
| Prepaid Expenses | | 38,564 |
| Other Assets | | 513 |
| Total Current Assets | | 213,849 |

Non-Current Assets:

| | |
|---|---:|
| Clearing Deposit | 125,127 |
| Total Non-Current Assets | 125,127 |

| | | |
|---|---|---:|
| Total Assets | $ | 338,976 |

**LIABILITIES AND MEMBERS' EQUITY**

Current Liabilities:

| | | |
|---|---|---:|
| Accounts Payable | $ | 31,165 |
| Other Liabilities | | 3,631 |
| Total Current Liabilities | | 34,796 |

Non-Current Liabilities:

| | |
|---|---:|
| Convertible Debt | 150,000 |
| Total Non-Current Liabilities | 150,000 |

| | |
|---|---:|
| Total Liabilities | 184,796 |

Members' Equity:

| | |
|---|---:|
| Members' Units | 3,120,728 |
| Retained Deficit | (2,966,548) |
| Total Members' Equity | 154,180 |

| | | |
|---|---|---:|
| Total Liabilities and Members' Equity | $ | 338,976 |

## Fintron LLC and Subsidiary
## Consolidated Statement of Operations
## Year Ended December 31, 2021
## (Unaudited)

**REVENUES**

| | | |
|---|---|---:|
| Rebates | $ | 17,872 |
| Other Revenues | | 1,456 |
| Total Revenues | | 19,328 |

**EXPENSES**

| | |
|---|---:|
| Account Acquisition Costs | 872,448 |
| Compensation & Benefits | 699,467 |
| Professional Services | 306,388 |
| Data & Technology | 251,528 |
| Clearing Charges | 134,956 |
| Office | 94,028 |
| Regulatory | 58,084 |
| Occupancy | 36,545 |
| Other Expenses | 8,341 |
| Total Expenses | 2,461,785 |

| | |
|---|---:|
| Net Loss | $ (2,442,457) |

**Fintron LLC and Subsidiary**
**Consolidated Statement of Changes in Members' Equity**
**Year Ended December 31, 2021**
**(Unaudited)**

| | |
|---|---|
| **Members' Equity, December 31, 2020** | $ (164,656) |
| Proceeds from the sale of membership units | 2,266,393 |
| Conversion of convertible debt to membership units | 494,900 |
| Net Loss | (2,442,457) |
| **Members' Equity, December 31, 2021** | $ 154,180 |

**Fintron LLC and Subsidiary**
**Consolidated Statement of Cash Flows**
**Year Ended December 31, 2021**
**(Unaudited)**

**Cash Flows from Operating Activities:**

| | |
|---|---:|
| Net Loss | $ (2,442,457) |
| Adjustment to reconcile net loss to net cash | |
| used in operating activities: | |
| Changes in operating assets and liabilities: | |
| | |
| Prepaid Expenses | (38,564) |
| Other Assets | 541 |
| Accounts Payable | 25,608 |
| Other Liabilities | 3,631 |
| **Net Cash Used in Operating Activities** | (2,451,242) |

**Cash Flows from Investing Activities**

| | |
|---|---:|
| Increase in Clearing Deposit | (62,625) |
| **Net Cash Used in Investing Activities** | (62,625) |

**Cash Flows from Financing Activities**

| | |
|---|---:|
| Proceeds from Sale of Convertible Debt | 150,000 |
| Proceeds from Sale of Membership Units | 2,266,393 |
| **Net Cash Provided by Financing Activities** | 2,416,393 |

| | |
|---|---:|
| **Net Decrease in Cash** | (97,474) |
| **Cash, Beginning of Year** | 272,245 |
| **Cash, End of Year** | $ 174,771 |

**Supplemental Disclosure of Non-Cash activity**

| | |
|---|---:|
| Conversion of convertible debt to membership units | $ 494,900 |

## 1.   ORGANIZATION

FinTron LLC  (the "Company")  was formed in 2017 as a limited liability company in accordance with the laws of the State of New York. The Company wholly owns a broker-dealer, FinTron Invest LLC ("FinTron Invest"), registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investment Protection Corporation ("SIPC").

The Company has not yet commenced substantive revenue producing operations but expects to do so in fiscal year 2022. At that time, it expects to offer investment services through a mobile phone application, including securities related investment services through FinTron Invest, with an emphasis on education for the newer investor.

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation
The accounting policies and reporting practices of the Company conform to the practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America. The accompanying consolidated financial statements include the accounts of the Company and its subsidiary Fintron Invest.

### Going Concern
The accompanying financial statements have been prepared assuming the Company will continue as  a going concern. Due to the current non-revenue producing status, management believes it has sufficient capital, or can raise additional capital in the future should the Company need it to fund its operations. All significant intercompany transactions and balances have been eliminated.

### Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and revenues and expenses. Actual results can differ from those estimates.

### Government and Other Regulation
The Company's securities business, operated through FinTron Invest, is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined. The Company claims exemption from SEC Rule 15c3-3 pursuant to paragraph k(2)(ii) of the Rule.

### Revenue Recognition
Accounting Standards Codification 606, Revenues from Contracts with Customers, provides guidance related to revenue contracts with customers. Guidance applies to all entities and all contracts, with certain limited exceptions. The Company has not had any appreciable revenues yet but plans to comply with Accounting Standards Codification 606 once appreciable revenues commence.

## 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

**Product Development**
The Company expenses all software engineering costs as incurred. Such costs are included in Compensation & Benefits in the Statement of Operations.

**Income Taxes**
No provisions have been made for income taxes since the Company is a limited liability company and the members are liable for income taxes based on the Company's taxable income.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses.

The U.S. Federal jurisdiction and the State of Connecticut are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or State examinations by tax authorities for all periods since 2017.

**Clearing Arrangement**
FinTron Invest has a clearing agreement with APEX Clearing (the "Clearing Broker") to provide execution and clearing services on behalf of its customers on a fully disclosed basis. All customer records and accounts are maintained by the Clearing Broker. Pursuant to a clearing agreement, the Company is required to maintain a deposit of $125,000. Such deposit is required to be retained by the Clearing Broker for the duration of the clearing arrangement and will be returned to the Company, as long as the Company does not have obligations to the Clearing firm it cannot otherwise satisfy within a short period after the termination of the arrangement.

## 3.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2021, the Company leased office space from a member, and paid $33,600 in rent to such member.  As of December 31, 2021, no amounts were due under such arrangement.

## 4.   MEMBERS' EQUITY

From inception through December 31, 2021, the Company issued 9,877,331 membership units, all of which were outstanding as of December 31. 2021. Such units we either issued for cash, in conversion of convertible notes or as compensation for services rendered to the Company. Profits and losses are allocated to members on a pro-rata basis and there is no preference in liquidation. In addition, as of December 31, 2021, the Company issued $125,000 of warrants to purchase common stock and $150,000 in convertible debt. See also Note 8.

**5. NET CAPITAL REQUIREMENTS**

The Company, through FinTron Invest, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires that the Company maintain Net Capital (as defined in the Rule) equal to the greater of $5,000 or 1500% of Aggregate Indebtedness (also as defined) and requires that the ratio of Aggregate Indebtedness to net capital shall not exceed 15 to 1. As of December 31, 2021, the Company's Net Capital was $165,385 which was above the required Net Capital by $160,385. As of December 31, 2021, the Company's ratio of Aggregate Indebtedness to Net Capital was 0.37 to 1.

**6. COMMITMENTS AND CONTINGENCIES**

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2021, and through the date of this report there were no such claims.

**7. CONCENTRATION OF CREDIT RISK**

The Company maintains cash and savings accounts at two financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

**8. SUBSEQUENT EVENTS**

On March 18, the Company converted its organization structure from a limited liability company to a corporation. In connection with this conversion, all existing membership units were converted to shares of Common or Preferred stock on a pro-rata basis.

No other events were noted from the period from December 31, 2021 to April 4, 2022, the date these financial statements were available to be issued, that required disclosure.

## FinTron, LLC
## Statements of Comprehensive Income
## (Unaudited)

|  | Year Ended December 31, 2020 | Year Ended December 31, 2019 |
|---|---|---|
| Revenue | $ 42,255 | $ 16 |
| Expenses: | | |
| Compensation & Benefits | 140,849 | 88,377 |
| Business Development | 31,340 | 2,971 |
| Professional Services | 40,447 | 24,174 |
| Data & Technology | 28,863 | 23,268 |
| Occupancy | 20,449 | - |
| Office | 14,524 | 5,976 |
| Regulatory | 3,408 | 13,489 |
| Total Operating Expenses | (279,880) | (158,255) |
| Other expenses | 7,722 | 4,124 |
| Total Other Expenses | (7,722) | (4,124) |
| Total Expenses | (287,602) | (162,379) |
| Net loss | $ (245,347) | $ (162,363) |

**FinTron, LLC**
**Balance Sheets**
**(Unaudited)**

|  | December 31, 2020 | December 31, 2019 |
|---|---|---|
| ASSETS | | |
| | | |
| Cash | $ 50,225 | $ 1,937 |
| Investment in Subsidiary | 355,500 | 20,200 |
| Other Assets | 122 | - |
| Total current assets | 405,847 | 22,137 |
| | | |
| Total assets | $ 405,847 | $ 22,137 |
| | | |
| LIABILITIES AND MEMBERS' DEFICIT | | |
| | | |
| Total current liabilities | $ - | $ - |
| | | |
| Convertible Notes | 494,900 | 123,000 |
| Total long-term liabilities | 351,900 | 123,000 |
| | | |
| Total liabilities | 494,900 | 123,000 |
| | | |
| Commitments and contingencies | - | - |
| | | |
| Members' capital | 369,593 | 112,436 |
| Accumulated deficit | (458,646) | (213,299) |
| Total members' deficit | (89,053) | (100,863) |
| | | |
| Total liabilities and members' deficit | $ 405,847 | $ 22,137 |

**FinTron, LLC**
**Statements of Cash Flows**
**(Unaudited)**

| | Year Ended | Year Ended |
|---|---|---|
| | December 31, 2020 | December 31, 2019 |
| **Cash flows from operating activities:** | | |
| Net loss | $ (245,347) | $ (162,363) |
| Changes in operating assets and liabilities: | | |
| Other Assets | (122) | - |
| Net cash used in operating activities | (245,469) | (162,363) |
| **Cash flows from investing activities** | | |
| Investment in subsidiary | (335,300) | (20,200) |
| Net cash used in investing activities | (335,300) | (20,200) |
| **Cash flows from financing activities:** | | |
| Members' capital contribution | 134,157 | 58,281 |
| Proceeds convertible note issuance | 494,900 | 123,000 |
| Net cash provided by financing activities | 629,057 | 181,281 |
| **Net cash increase for period** | 48,288 | (1,282) |
| Cash at beginning of period | 1,937 | 3,219 |
| **Cash at end of year** | $ 50,225 | $ 1,937 |

Supplemental disclosure of cash flow information:
Cash paid during the period for:

| | | |
|---|---|---|
| Income taxes | $ - | $ - |
| Interest | $ - | $ - |

Non-cash financing activities:

| | | |
|---|---|---|
| Membership units issued for debt conversion | $ 123,000 | $ 34,000 |


**FinTron, LLC**
**Statements of Changes in Members' Deficit**
**For the Years Ended December 31, 2019 and December 31, 2020**
**(Unaudited)**


| | Members'<br>Capital | Accumulated<br>Deficit | Total Members'<br>Deficit |
|---|---|---|---|
| **Balance, December 31, 2018** | $ 20,155 | $ (50,936) | $ (30,781) |
| | | | |
| Members' capital contribution | 58,281 | | 58,281 |
| Conversion of Debt to Membership Units | 34,000 | | 34,000 |
| Net loss | | (162,363) | (162,363) |
| **Balance, December 31, 2019** | $ 112,436 | $ (213,299) | $ (100,863) |
| | | | |
| Members' capital contribution | 134,157 | | 134,157 |
| Conversion of Debt to Membership Units | 123,000 | | 123,000 |
| Net loss | | (245,347) | (245,347) |
| **Balance, December 31, 2020** | $ 369,593 | $ (458,646) | $ (89,053) |